UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated March 6, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: March 6, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:

Amex: DEJ / TSX-V: DEJ

FOR RELEASE

March 6, 2008

Dejour Completes Winter Drilling in Canada’s Peace River Arch, Anticipates Early Production

Vancouver BC, March 6, 2008: Dejour is in the final stages of completion of its most rewarding drilling program to date in Canada’s Peace River Arch, targeting > 10,000,000 cubic feet natural gas equivalent per day production from current operations in this area, as North American natural gas prices rise to new cycle highs. In total, eleven (11) wells are being prepared for production.

Current Activity

Dejour has successfully drilled and cased the #6 well at Drake. Production testing at this location indicates  this well to be a significant producer analogous to the #5 well which tested 1,600,000 cubic feet of natural gas equivalent per day, without stimulation. Permanent facilities are now being established to have all six of the Drake location wells on line before the end of March. Dejour owns between a 92% and 100% interest in all six wells and the adjacent lands.  The Company plans greater exposure to hydrocarbon productivity in this area.

Dejour has also cased, perforated and is currently flow testing over 500,000 cubic feet of natural gas per day without stimulation from its latest 95% owned exploration test at Cecil, Alberta. A second zone in this well is now being tested.

Additionally, a 40% owned third party operated exploration test at Manning, Alberta has reached total depth and has been cased for production testing. This completes the exploration program in the Peace River Arch for this drilling season, with at least 4 discoveries on six separate prospects. Cumulative results of this very successful exploration program are close to being established.

At Dejour’s third party operated 30% owned Saddle Hills discovery, now being placed on production ( two zones tested > 1,600,000 cubic feet of natural gas), a first offset well is currently drilling, target depth expected to be reached this week. Concurrently, Dejour is preparing to record a seismic program over the 5700 acres of land covering this discovery to pinpoint the prime locations for future development.

Peace River Arch Program Summary

Since inception of exploration in the winter of 2006-07, Dejour has drilled 9 separate prospects in the Peace River Arch region of NW Alberta/ NE BC. At least five are confirmed discoveries, two are still being evaluated, two are considered uneconomic. To date a total of 11 wells are being prepared for production. One of the new discoveries has tested over 3,000,000 cubic feet of natural gas per day with over 150 barrels of light oil (Dejour 100%). The six Drake area wells (Dejour 92-100%) are expected to produce at rates in excess of 6,000,000 cubic feet of gas equivalent with ongoing development. In addition to the Saddle Hills development, two additional wells have also been cased and are currently being evaluated for production.

Dejour has, in addition to undrilled locations offsetting discoveries, two other projects still being evaluated for commerciality and five untested exploration prospects remaining in drilling inventory for the winter of 2008-09.

A National Instrument #51-101 independent reservoir engineering report for all Dejour’s Peace River Arch interests is currently being prepared by GLJ Petroleum Consultants, Calgary Alberta as required to assign reserves and values to year end 2007.

The company feels that the reserves discovered during the 2007-08 exploration and development program will exceed the minimum reserve requirement for upgrading the Company’s listing to the TSX.

Charles Dove, P. Geophysics, is the qualified person for this report.

NYMEX Henry’s Hub Natural Gas price continues to rise and today is $9.75 (US/MMBtu).

BOEs [or 'MmcfEs' or other applicable units of equivalency] may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl [or 'An McfGE conversion ratio of 1 bbl: 6 Mcf'] is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Other Updates

Dejour CEO Bob Hodgkinson has provided a summary of these operations on the Dejour website. The Company has received an updated valuation report from Khandaker Partners & Co., a NYC based research firm. This report is also available on the Dejour website at www.dejour.com/khandaker.htm

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration, development, production and monetization of strategic North American energy properties - including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

Statements Regarding Forward-Looking Information:  Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially, including comments regarding the expectation that the offering will be completed consistent with the terms outlined above and use of proceeds from this transaction.  Actual results may differ materially from those presented.  Factors that could cause results to differ materially include fluctuations in oil, gas and uranium prices, changes in U.S. and Canadian securities markets and failure to receive regulatory approvals.  Dejour assumes no obligation to update this information.  There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of risk factors in our Form 20-F for 2006, as amended.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com